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                          January 13, 2022

       Meg O   Neill
       Chief Executive Officer
       Woodside Petroleum Ltd.
       Mia Yellagonga, 11 Mount St.
       Perth, Western Australia 6000
       Australia

                                                        Re: Woodside Petroleum
Ltd.
                                                            Draft Registration
Statement of Form F-4
                                                            Submitted December
17, 2021
                                                            CIK No. 0000844551

       Dear Ms. O   Neill:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement of Form F-4

       Questions and Answers about the Merger
       After the Merger, how much of the combined company will Participating BHP Shareholders own?, page 12

   1. We note the disclosure that upon Implementation, Participating BHP Shareholders will receive, in aggregate,
901,523,720 New Woodside Shares representing approximately
                                                        48% of the outstanding
Woodside Shares following the Merger (based on the number of
                                                        Woodside Shares and BHP
Shares outstanding on 22 November 2021 and subject to
                                                        adjustment in certain
circumstances). Please revise to describe here or at another appropriate section the
adjustments and clarify whether the ownership percentages
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FirstName  LastNameMeg
Woodside Petroleum Ltd. O   Neill
Comapany
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            2022         Petroleum Ltd.
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         are capped at the referenced amounts. We note that the exchange ratio is fixed and your disclosure at page 95.
Is the obligation of each of Woodside and BHP to complete the Merger subject to any conditions?, page 13

2. Please disclose the percentage of Woodside shareholder approval that is required to approve the merger transaction.
The Merger
Background of the merger, page 79

3. Leading up to the submission of the non-binding indicative offer, you disclose that on
         June 14, 2021 Woodside's board held a meeting with its financial advisor which presented an overview of the valuation framework and methodology for determining the relative
         valuation of Woodside   s and BHP   s portfolio using a common suite
of assumptions to
         determine the merger ratio. Please explain the valuation framework and methodology for determining the valuation of Woodside and BHP portfolio discussed at this meeting, and the assumptions used to determine the merger ratio.

4. On June 17, 2021, Woodside sent the initial non-binding indicative offer (NBIO) to
         BHP. BHP Chief Executive Mr. Henry indicated that the merger ratio implied by the
         NBIO did not meet BHP   s value expectations, and was inferior to BHP
 s alternatives for
         BHP   s petroleum business (particularly their demerger option).
Please disclose the merger
         ratio in the initial NBIO as the description of the revised NBIO suggests changed terms.
         Please also revise to discuss in greater detail the alternatives BHP considered for its petroleum assets.
Unaudited Combined Forecasted Financial and Operating Information, page 83

5. We note the disclosure that the forecasted information was prepared with the primary purpose of describing certain factors considered as part of Woodside s approval of the
         Merger and disclosed initially in the lead up to the joint ASX announcement for execution of the Merger Commitment Deed on 17 August 2021 and that the information does not take into account any circumstances or events occurring after the date it was prepared. Please revise to discuss any material circumstances or events in subsequent periods which might impact the forecasted information.
Woodside's Reasons for the Merger
Shared values and focus on sustainable operations, carbon management and ESG leadership, page 89

6.       We note your disclosure that you plan to build on Woodside   s
existing targets for the
         Merged Group to reduce net equity Scope 1 and Scope 2 emissions by 15% and 30% by
         2025 and 2030, respectively. From your chart on page 90, it appears a significant part of
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FirstName  LastNameMeg
Woodside Petroleum Ltd. O   Neill
Comapany
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            2022         Petroleum Ltd.
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         of such emission reductions will stem from carbon offsets. In terms of variousuncertainties inherent in estimating the quality and quantity of offsets generated by
         any carbon offset project, which you discuss in a risk factor on page 63, please discuss how you estimate the quality and quantity of carbon offsets that you purchase and if you are able to compare actual results to your estimates.
Independent Expert Conclusion, page 92

7. Once available, please expand to describe the findings and conclusion of the independent expert's report.
The Share Sale Agreement and Related Agreements
Conditions, page 94

8. Please revise to disclosure which conditions may be waived by the parties to the share sale agreement.
Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Statement of Profit and Loss, page 121

9. We understand that as Woodside and BHP Petroleum have different fiscal year ends, you
         have added BHP Petroleum   s unaudited historical financial
information for the half year
         ended 30 June 2020 to the half year ended 31 December 2020 to present an annual period for BHP Petroleum that ends within 93 days of Woodside's latest annual fiscal period in your pro forma financial statements. However, we note that these half year periods are not provided in the financial statements you have included in your filing. To provide investors with a clear understanding of how the amounts in the "BHP Petroleum 31
         December 2020" column are derived, please include a separate footnote showing in separate columnar format, the financial results of BHP Petroleum for the half year ended
         30 June 2020 and the half year ended 31 December 2020 with totals that agree to the amounts presented on the face of your pro forma condensed combined statements of profit and loss and cash flows.
10. We note footnote 3(b) indicates that you have adjusted depreciation, depletion and amortization ("DD&A") expense based on the preliminary purchase price allocation. As the recorded amount of BHP Petroleum's oil and gas properties will increase as a result of your application of the acquisition method to the transaction, please explain why the adjustment decreases the amount of DD&A expense recorded in your pro forma results. In addition, please explain why the adjustment of $277 million reported in the pro forma statement of profit and loss does not agree to the adjustment reported in the pro forma cash flow statement.
Unaudited Pro Forma Condensed Combined Statement of Financial Position, page
122

11. Footnote 3(i) indicates that you recorded an adjustment in the amount of $2,424 million representing goodwill arising from the preliminary purchase price allocation
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Woodside Petroleum Ltd. O   Neill
Comapany
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            2022         Petroleum Ltd.
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         adjustments. We note that you also reduced provisions by $113 million related to this adjustment. Please explain how this reduction in provision relates to adjustments recorded to goodwill.
12. We note you have adjusted "Trade and other payables-intercompany" in the amount of
         $10,346 million to reflect settlement of BHP Petroleum's intercompany loan balances.
         Please explain why you also referenced this adjustment to footnote 3(a) which
         reflected reclassifications made to BHP Petroleum   s historical
presentation to conform to
         Woodside   s presentation.
13.      We note you recorded an adjustment of $1,429 million to "Issued and fully paid
         shares" and understand that this adjustment has been made to reflect the New Woodside
         Shares issued as share consideration and the elimination BHP Petroleum s historical
         stockholders    equity and transaction costs. Please explain why you
also reference this
         adjustment to footnote 3(f) which relates to settlement of BHP Petroleum's intercompany loans.
Beneficial Ownership of Woodside Securities, page 131

14. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Blackrock Group. Business and Certain Information About Woodside
Reserves and Resources
Drilling and Other Exploratory and Development Activities, page 162

15. Expand the disclosure of your drilling activities to provide the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance at fiscal year-end. Refer to
Item 1206 of
         Regulation S-K. This comment also applies to the disclosure of BHP   s
drilling activities
         on page F-159.
Woodside Petroleum Reserves, page 165

16. Expand the disclosure of the net quantities of proved developed and undeveloped reserves, by individual product type and geographic area, as of the beginning and the end of each year and the changes therein consistent with each of the periods for which you disclose estimates of the standardized measure on pages F-73 through F-74. Refer to FASB ASC
         932-235-50-4, 50-5 and Example 1 in 55-2.
Proved Undeveloped Reserves (PUD) Reconciliation (MMBoe), page 166

17. You disclose 136.7 MMBoe in total future proved undeveloped reserves as of December
         31, 2020 which will be converted to developed status. You also disclose that you converted no proved undeveloped reserves to developed status during the year ended
         December 31, 2020. Expand your disclosure to discuss the progress made during 2020,
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         any capital expenditures incurred, and the factors that impacted progress in converting proved undeveloped reserves to developed status. Refer to Item 1203(c) of Regulation S-
         K.
18. Expand your disclosure to clarify, if true, that the proved undeveloped reserves as of
         December 31, 2020 are part of a development plan adopted by management including approval by the Board, if approval is required, that results in converting your proved undeveloped reserves to developed status within five years of initial disclosure at
         December 31, 2020. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Question
         131.04 in the Compliance and Disclosure Interpretations (C&DIs).
19. If there are material amounts of proved undeveloped reserves that are not scheduled to be developed within five years, expand your disclosure to explain the reasons for the delay.
         Refer to Item 1203(d) of Regulation S-K and Question 131.03 in the Compliance and
         Disclosure Interpretations (C&DIs).
Business and Certain Information about BHP Petroleum
Recent Financial and Operating Information, page 173

20. We note you disclose EBITDA in the table under this heading, however the amounts disclosed appear to represent Underlying EBITDA. Please change the labelling of this measure or provide a reconciliation and discussion about this non-GAAP measure that complies with Item 10(e) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Woodside
Non-GAAP Financial Measures, page 274

21. We note that your EBITDA measure includes adjustments for impairment charges. Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. Please either remove the adjustment for impairment from your calculation of EBITDA or revise the title to distinguish it from EBITDA. Refer to
         Question 103.01 of the SEC's Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measure for further guidance.

22. Please reconcile EBIT and EBITDA to profit/(loss) after tax as presented in your statement of comprehensive income. Refer to question 103.02 of the SEC's Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance.
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Comapany
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Management's Discussion and Analysis of Financial Condition and Results of Operations of
BHP Petroleum
Business Overview, Strategy and Key Performance Drivers
BHP Petroleum costs, page 284

23. We note you present net costs in the table under this heading and define net cost as revenue less Underlying EBITDA excluding freight and other costs, depending on the nature of each asset. Please identify net costs as a non-GAAP measure and provide a reconciliation of net costs to the most directly comparable GAAP measure to comply with
         Item 10(e)(1)(i)(B) of Regulation S-K or tell us why this guidance does not apply to you.
Executive Compensation
Total Senior Executives    Remuneration and Benefits, page 298

24. Please revise to disclose compensation information for your last completed financial year.
         See Item 6.B of Form 20-F.
Audited Consolidated Financial Statements of Woodside Petroleum Ltd. Notes to the Consolidated Financial Statements
B.3 Oil and gas properties
Depreciation and amortisation, page F-29

25. Your accounting policy states that transferred exploration and evaluation and offshore plant and equipment are depreciated using the unit of production basis over proved plus probable reserves. Please disclose whether costs subject to depletion include estimated future development costs necessary to bring probable reserves into production and how these costs are estimated.
26. We note that your accounting policy related to the calculation of depreciation and amortisation differs from BHP Petroleum's policy at page F-116, which states that proved reserves for petroleum assets are used to determine units of production depreciation.
         Please tell us how this difference in policy has impacted the adjustments made to depreciation and amortisation in your unaudited pro forma financial statements.
Combined Financial Statements as of and for the Years Ended 30 June 2021, 2020, and 2019 of
BHP Petroleum Assets
Supplementary Oil and Gas Information-Unaudited
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves (Standardized Measure), page F-157

27. Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36. This comment also applies to the disclosure of the standardized measure for BHP Petroleum at
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Woodside Petroleum Ltd.
January 13, 2022
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      December 31, 2020 presented on page 134.
28. If the estimated future costs to settle your asset retirement obligations, including the costs related to your proved undeveloped reserves, have not been included, tell us the dollar amounts, both undiscounted and discounted at ten percent, for each of the periods presented. Explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs. Refer to the
      definition of    Discounted Future Net Cash Flows Related to Proved Oil
and Gas
      Reserves    under Amendments to the XBRL Taxonomy, Accounting Standards
Update
      2010-03, Extractive Activities-Oil and Gas (Topic 932), Oil and Gas Reserve Estimation
      and Disclosures, January 2010.
General

29. You disclose in the Explanatory Note that Woodside Petroleum will acquire all of the
      ordinary shares in BHP Petroleum International Pty Ltd (   BHP Petroleum
 ), a wholly
      owned subsidiary of BHP Group Ltd that will hold the oil and gas assets of BHP in exchange for Cash Consideration and the issuance of new ordinary shares of Woodside.
      You further disclose that prior to the closing of the Merger, BHP will determine whether the Share Consideration will be issued by Woodside directly to eligible holders of BHP
      Shares or distributed by BHP to those eligible holders. Please clarify how BHP will make its determination.
30. We note that Woodside and BHP entered into an integration and transition services agreement in connection with this transaction. Please file such agreement as an exhibit to your registration statement.
       You may contact Sandra Wall, Petroleum Engineer, at 202-551-6001 or John Hodgin,
Petroleum Engineer, at 202-551-3699 on engineering matters. Please contact Joanna Lam, Staff
Accountant, at 202-551-3476 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at 202-551-3271, or Loan Lauren Nguyen, Legal
Branch Chief, at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameMeg O   Neill
                                                             Division of
Corporation Finance
Comapany NameWoodside Petroleum Ltd.
                                                             Office of Energy &
Transportation
January 13, 2022 Page 7
cc:       Scott D. Rubinsky
FirstName LastName